Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Spintura, Inc.
215 East 68th St.
New York, NY 10065
spintura.com

Up to $1,070,000.00 in Common Stock and SPINS
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Spintura, Inc.
Address: 215 East 68th St., New York, NY 10065
State of Incorporation: DE
Date Incorporated: August 21, 2017

Terms:

Common Stock and SPINS

Maximum 1,070,000* shares of Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See Bonuses below

Minimum 10,000 shares of Common Stock ($10,000)

Company: Spintura, Inc.

Corporate Address: 215 East 68th St., New York NY, 10065, United States

Type of Security Offered: Common Stock (the "Securities") and SPINS tokens (the "Tokens")

Purchase Price of Security Offered: $1.00 per share of Common Stock

Minimum Investment Amount (per investor): $250

Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms below:

> Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy

will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Perks*</u>

Utility Tokens called SPINS will be offered as a perk on a when issued basis along with Common Stock at a rate of 100 SPINS per Share. A token bonus rewarding earlier investors will also be provided in the following proportions:

0-$100,000 - If participating in the first $100,000 invested in the campaign a 50% bonus or 50 additional SPINS per share will be awarded for a total of 150 tokens per Common Stock share.

$100,001-$500,000 - If participating in the $100,001-$500,000 portion of the campaign a 40% bonus or 40 additional SPINS per share will be awarded for a total of 140 tokens per Common Stock share.

$500,001-$1,070,000 - If participating in the $500,001-$1,070,000 portion of the campaign a 30% bonus or 30 additional SPINS per share will be awarded for a total of 130 tokens per Common Stock share.

BONUS PERK

>$5000 -If investing $5000 or greater a bonus 50 SPINS per Common share will be awarded in addition to the above perks.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Spintura Utility Token (SPINS)

Description: SPINS is a cryptocurrency token which will be deployed on the Ethereum network, compliant with the ERC20 token standard. SPINS will be the main settlement token of the Spintura platform, which is aimed at photo and video sharing.

SPINS will facilitate the direct purchase of goods and services and be exchanged for sponsored posts between users and established brands. There are currently no plans to migrate to a different network. This will only be considered if a significantly superior solution presents itself.
The network is expected to launch late summer 2019.

- **Initial Blockchain:** ERC20
- **Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** Q3 2019
- **Total amount of Tokens authorized for creation:** 1,607,000,000

- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** Yes

<u>Other Material Terms:</u>

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the common stock and the Tokens, since they will trade independently.

Although Spintura intends to distribute future utility tokens as perks, Spintura will only distribute such tokens provided that the distribution complies with all the prevailing state and federal laws and regulations at the time of distribution. Thus, there exists the risk that some tokens will never be distributed at the time of an initial distribution or thereafter if prohibited by law. For example, New York State regulations broadly define "utility tokens" and "virtual currencies" and the application of state law may prevent the intended distribution of tokens to New York state residents.

The Company and its Business

Company Overview

SPINTURA is a next generation social media platform that rewards users and content creators with cryptocurrency. This new ecosystem will enable users to express themselves freely while giving them the opportunity to receive significant rewards for their efforts using new patent pending photo sharing tools. Early adopters will receive tokens, called SPINS, for downloading and trying our new platform. Creating compelling content that other users like, follow, or share earns even more SPINS while helping our community grow. The SPIN economy will empower users allowing one to promote on another's feed directly without having to use a third party. Users will also be able to receive payment from established brands for accessing the content that the user owns as well as for the purchase of products and services on the SPINTURA platform.

Competitors and Industry

An enormous number of people upload photos and videos and engage each other by liking and commenting on each other's content. The majority of social content sharing takes place on Facebook with 2 billion users, Instagram, and Youtube, with snapchat and periscope gaining ground. According to Brandwatch, in 2018 people watched over 1 billion hours of Youtube video every day with an average viewing session of approximately 40 minutes. And according too Hootesuite There are 1 billion Instagram users with 100 million pictures posted each day with 4.2 billion likes per day and 250 million business profiles with 2 million active advertisers.

Source: https://www.brandwatch.com/blog/amazing-social-media-statistics-and-facts/

https://blog.hootsuite.com/instagram-statistics/

Current Stage and Roadmap

We have built out the basic features of the app. A clickable alpha version is complete. There are additional steps required to complete all the planned features. The token to be built will be Ethereum based. Trademarks are filed for the app and the token. The provisional patent is filed. We require financing to complete the build, issue the coin, and market the product.

The Team

Officers and Directors

Name: David Chassen

David Chassen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, Chairman, President, Secretary
  Dates of Service: August 21, 2017 - Present
  Responsibilities: Run the company

Name: Veljko Duricic

Veljko Duricic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Lead the development of the technology

Other business experience in the past three years:

- **Employer:** Apon
  Title: CTO
  Dates of Service: January 01, 2014 - January 01, 2018
  Responsibilities: Director of technical development

Name: Armann Kojic

Armann Kojic's current primary role is with Greenvolt. Armann Kojic currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor and Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Advise on company development

Other business experience in the past three years:

- **Employer:** Apon
  Title: CEO
  Dates of Service: January 01, 2014 - August 01, 2018
  Responsibilities: Lead all development projects

Other business experience in the past three years:

- **Employer:** Greenvolt
  Title: CEO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Run day to day operations

Other business experience in the past three years:

- **Employer:** Spintura, Inc
  Title: CTO
  Dates of Service: August 21, 2017 - October 01, 2018
  Responsibilities: Head app development team

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares with voting rights should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock shares in the amount of up to 1.07 million dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational mobile application or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our mobile application. Delays or cost overruns in the development of our mobile application and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Common Stock shares that an investor is buying has voting rights attached to them but all investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms of the subscription agreement, attached as Exhibit F to this offering. This means that you will have voting rights but will grant all rights by way of proxy to the CEO or is successor. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting shares of Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Spintura, Inc. was formed on 8/21/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Spintura, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that this mobile application is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 provisional patent, 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Spintura, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Spintura, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Utility Perk Tokens

Although Spintura intends to distribute future utility tokens as perks, Spintura will only distribute such tokens provided that the distribution complies with all the prevailing state and federal laws and regulations at the time of distribution. Thus, there exists the risk that some tokens will never be distributed at the time of an initial distribution or thereafter if prohibited by law. For example, New York State regulations broadly define "utility tokens" and "virtual currencies" and the application of state law may prevent the intended distribution of tokens to New York state residents.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Chassen	4,018,500	Common Stock	75.0
Armann Kojic	1,339,500	Common Stock	25.0

The Company's Securities

The Company has authorized equity stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,358,000 outstanding.

Voting Rights

Each holder of voting Common Stock shall have one vote in respect of each share held by them of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

Voting Rights for Investors in this Offering. Voting Proxy

All investors purchasing shares in this offering agree to grant their voting rights to the Chief Executive Officer of the Company (or his or her successor) as proxy on their behalf, subject to the terms of the subscription agreement, attached as Exhibit F to this offering.

What it means to be a minority holder

As a minority holder of Common shares with voting interest in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $535.80
  Number of Securities Sold: 5,358,000
  Use of proceeds: Operations
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Prior operating history and performance was primarily focused on Research & Development and Legal and Professional expenses related to Spintura's innovative, proprietary, and revolutionary product and service. We anticipate sufficient funding to allow for operations from between 12-24 months before a subsequent funding will be necessary for operations. With no additonal funding we anticipate operations to continue for a period of between 3-6 months.

Historical results and cash flows:

Prior cash flows, operating history and performance was primarily focused on Research & Development and Legal and Professional expenses related to Spintura's innovative, proprietary, and revolutionary product and service

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The core team is currently working for equity participation with a shared vision. The founder has provided and is providing financial support as a loan to the company for ongoing operations. The company is currently seeking additional funding through a RATE equity crowdfunding campaign. Depending on the outcome and ongoing needs, we will also seek private placement investments, venture capital investments, subsequent SEC exempt offerings, traditional bank debt financing, and lines of credit according to the progression of beta completion and release and subsequent user capture.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through the RATE offering are critical to completion and release especially related to marketing of the product. Subsequent and alternative funds are partially dependent on release and building of the user base in order to successfully secure next stage funding such as venture investments, traditional bank financing, and credit lines. We currently have not secured any of these sources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As current operations are partly based on the core team shared efforts as compensated through future equity, there is no way to calculate this asset as a number. With this said, the funds raised through the RATE offering are essential to ongong operations and will consistitute the majority of free cash flow.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The ongoing operations will continue through 2019 on a limited basis. A portion of the total RATE raise limit will be required for the proper completion, release, and limited marketing of the technology based on a minimal salaries and a minimal marketing scenario.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding goal reached, the company believes it will be able to complete all development goals and launch a significant marketing campaign. The budget apportioned to the campaign will determine the length of time that the company will be able to operate with this funding. It is our current intention to establish an expense schedule that will allow for two years of operations. In this scenario it is likely that additional financing will be secured to allow for additional continued operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As stated, upon successful completion, release of the technology, and subsequent user aquisition, we intend secure financing in one or more forms such as venture capital investments, subsequent SEC exemption offerings, traditional bank debt financing, and lines of credit.

Indebtedness

- **Creditor:** David Chassen
  Amount Owed: $33,831.00
  Interest Rate: 0.0%

Maturity Date: December 31, 2019

Related Party Transactions

- **Name of Entity:** David Chassen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Cash contributed to fund operations. $9,555.00 in 2017 and $33,830.75 in 2018.
  Material Terms: No material terms established for the transaction. Cash contributed to fund operations. $9,555.00 in 2017 and $24,276 in 2018. Total of $33,831 through 2018. David has the right to be reimbursed by Spintura, Inc.

Valuation

Pre-Money Valuation: $5,358,000.00

Valuation Details: We have determined our valuation based on work done to date, Intellectual Property including patents pending, a clickable alpha version, a mapped crypto economy, and the assembled team. Patent-Entitled "Electronic Picture Carousel", an approximately 60-page patent that covers multiple inventions and claims including two highlighted tools called the "Spin Swipe" and the "Swipe Frame. Spintura expects to file between 6-12 independent final patents including both utility and design patents to be determined and directed by legal counsel. Spin Swipe- X and Y axis feature designed to intuitively guide users through a more interactive experience both in posting and viewing. The spin swipe gives access by spinning through photos that fade into the distance on the four ends of the axes, taking you through content of yours or your friend's, giving users a unique framing and storytelling capability, the ability to edit a photo seamlessly, and general site navigation. "Spin Frame"- To build on the framing and storytelling devices available to users, the Swipe Frame allows users to perform actions via directional swipe towards a border containing a command action. Some of these might include liking content, posting content, editing content, sending content and more. There are additional patent pending enhanced tools that are being developed to enhance the user journey. In addition to the application's present use of these two tools, Spintura intends on expanding these two highlighted tools for use in personal and expanded business applications for file and folder management. The IP behind these tools may also be licensed in associated industry applications for what may possibly be significant fees. Although there is no way to assign a specific value to this early stage IP with the final patents not yet rewarded by the USPTO, it should be noted that portfolios of related social media related inventions are the underpinnings of successful social media companies such as Facebook, LinkedIn, and Instagram. Spintura also holds three trademarks in the computer software and cryptocurrency areas with additional filings planned. A clickable alpha version is completed. A Crypto Economy has been constructed with which three waves of tokens being issued through this REG CF offering, constructed on a sliding scale of reward as described in "Perks and Other material Information" section. A total of 1,606.7 MM tokens will be issued with 146 million tokens being issued during a completed REG CF funding. The assembled team includes two KPMG hackathon winners and a shareholder/advisor who completed Stamford's startx mentor lab and current CEO of nonotech battery company Greenvolt.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  70.0%
  The campaign will initially utilize social media and direct email. Secondary media will follow.

- *Research & Development*
  7.0%
  Completion of the platform is goal number one. Then beta testing, corrections, and further development follows.

- *Operations*
  15.0%
  Establishing an office base, and associated ongoing tech support fees.

- *Regulatory*
  2.0%
  Fees associated with compliance and regulations.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  41.0%
  Social media, email, and media

- *Research & Development*
  36.0%
  Completion of platform and continued development

- *Operations*
  10.0%
  Ongoing business

- *Regulatory and Legal*
  7.0%
  Regulations related to filings and offerings and legal work for IP

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at spintura.com (www.spintura.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/spintura

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Spintura, Inc.

[See attached]



Spintura Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report
Inception (Aug 2017) to December 31, 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Spintura Inc

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 and the related statements of operations, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, MACC
May 20, 2019

Vincenzo Mongio

Statement of Operations

	8/21/17 (inception) - 12/31/17	1/1/18 - 12/31/18
Revenue	$ -	$ -
Operating Expenses		
R&D	$ 8,055.00	$ 17,040.00
Legal And Professional	$ 1,500.00	$ 6,045.75
Misc		$ 1,190.00
Total Operating Expenses	$ 9,555.00	$ 24,275.75
Net Loss From Operations	$ (9,555.00)	$ (24,275.75)

Balance Sheet

	As of 12/31/17	As of 12/31/18
Assets	$ -	$ -
Liabilities		
Short Term Debt		
Amounts due to Founder for Startup Costs (**See note 3)**	$ 9,555.00	$ 33,830.75
Total Liabilities	$ 9,555.00	$ 33,830.75
Equity		
Paid In Capital	$ -	$ -
Accumulated Losses	$ (9,555.00)	$ (33,830.75)
Total Equity	$ (9,555.00)	$ (33,830.75)

Statement of Cash Flows

	Year ended 12/31/17	Year ended 12/31/18
Cash at beginning of period	$ -	$ -
Net Loss From Operations	$ (9,555.00)	$ (24,275.75)
Adjustments to Net Loss		
Increase in Amounts Due to Founder	$ 9,555.00	$ 24,275.75
Total Adjustments	$ 9,555.00	$ 24,275.75
Cash used by Operating Activities	$ -	$ -

Cash from Investing Activities	$	-	$ -
Cash from Financing Activities	$	-	$ -
Total net cash proceeds/uses during period	$	-	$ -
Cash at end of period	$	-	$ -

Statement of Changes in Shareholders Equity

	Class A Common Stock		Accumulated	
	# of Shares	Amount	Deficit	Total Stockholder Equity
8/21/2017				
Net Loss			$ (9,555.00)	$ (9,555.00)
12/31/2017			$ (9,555.00)	$ (9,555.00)
Issuance of Class A Shares	5,358,000	0		
Net Loss			$ (24,275.75)	$ (24,275.75)
12/31/2018	5,358,000	0	$ (33,830.75)	$ (33,830.75)

Business Overview

NEXT GENERATION SOCIAL MEDIA

SPINTURA is a next generation social media platform that rewards users and content creators with crypto currency. This new ecosystem will enable users to express themselves freely while giving them the opportunity to receive significant rewards for their efforts using really-cool new patent pending photo sharing tools.

SPIN TO SHARE, SHARE TO EARN

Early adopters will receive tokens, called SPINS, simply for downloading and trying our new platform. Creating compelling content that other users like, follow, or share earns even more SPINS while helping our community grow.

USER PROMOTIONS

The SPIN economy will empower users allowing one to promote on another's feed directly without having to use a third party. Users will also be able to receive payment from established brands for accessing the content that the user owns as well as for the purchase of products and services on the SPINTURA platform. And of course just to share the moments of your life with friends and family while using new photo sharing tools and getting compensated for it.

SHARE YOUR MOMENTS, OWN YOUR REWARDS

Photo sharing has become increasingly popular through the decade. An enormous number of people upload billions of photos and videos and engage each other by liking, following, and commenting on each other's content. SPINTURA seeks to make this process easier and more fun, while allowing the user to own their content and benefit from their efforts in multiple ways.

INNOVATIVE TOOLS FOR SHARING

A new set of patent pending tools will allow SPINTURA users to search, post, or send photos more easily while receiving SPINS for doing what you already do every day with your personal content.

AN EXPERIENCED TEAM

Wall Street meets the tech world. The founder spent many years trading equities and studying which elements often combined to create a successful tech ecosystem. The engineers are award winning programmers and tech professionals working alongside creative UXUI and cryptocurrency and analytics experts.

Notes to the Financial Statements

Note 1 – Nature of Operations

Spintura Inc. was formed on August 21, 2017 ("Inception") in the State of Delaware as an LLC and formally converted to a C Corporation effective November 13, 2018. The financial statements of Spintura Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY. Spintura Inc is a next generation social media platform that rewards users and content creators with crypto currency.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates and Judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Revenue Recognition

The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The business is subject to Corporate income and state income taxes. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, NOLs will be limited to 80% of taxable income.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has concluded that there is no substantial doubt about the entity's ability to continue as a going concern for the next financial year.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2018. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

The "amounts due to founder" of $34K as reflected on the balance sheet represent out of pocket startup costs paid by the founder of the business. The liability is non-interest bearing and is payable at the discretion of the stockholders and to be settled in cash.

Note 4 – Commitments, Contingencies, compliance with laws and regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the company is currently complying with all relevant laws and regulations.

Note 5 – Stockholder's Equity

We have authorized the issuance of 10,000,000 shares of our Class A common stock As of Dec 31, 2018, the company has currently issued 5,358,000 of these shares to the founders for $0 consideration.

Note 6 – Related Party Transactions

The company has entered into a contract with its founders for the purposes of guaranteeing startup costs paid by the stockholders are repaid. As of Dec 31 2018, the company owes the founders $34K. See note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2018 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HTTP Basic: Access denied.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1: Imagine if you were rewarded every time you shared a pic or commented on someone else's content while using some really cool, new, patent pending tools. Tools that will make sharing easier and more fun allowing you to search photos faster, post, or send them more easily with the swipe of a finger.

We're all active on social media, posting and commenting, generating traffic and ultimately making money for a social network that treats the moments of your life like a commodity. You helped build a company and you got nothing for it. Something that we don't really think about, but maybe we should.

My name is David and I'm the founder of Spintura.

I was a trader on Wall Street spending every day looking for profitable investments, and I noticed that some of the most successful companies were those that came up with new ways of handling things we do every day, often shaking up the status quo. Companies like Facebook, Apple, and Tesla.

At Spintura, we believe in empowering and partnering with the users that help grow our community.

Doing the things that you're already doing, every day, but receiving something for it. And while you are finally participating in the blockchain collecting Spintura's crypto, which we call SPINS, our community grows, increasing the number of people holding and using SPINS. You help build a community and you're rewarded for it, the way it should be.

But, what will SPINS be used for?

In our new community the SPIN economy will empower content

creators allowing one user to promote on another's feed

directly, without having to use a third party, or to receive

payment from established brands for accessing the content that

the user owns, as well as for the purchase of products and services on the Spintura platform.

With the funding raised on Startengine, our award winning engineers will continue our research and development, and let the world know that there's a next generation app disrupting social networks. Spin to share. Share to earn. Spintura

Video 2:

The Spintura Story

The story behind Spintura is actually pretty interesting. About two years ago I wasn't a big fan of social media. Everything from the existing photo sharing tools to the amazing content creators just didn't make sense to me. it was about that time that I was watching my ten-year-old nephew photo sharing and it hit me that there might be better ways to create and share content. I jotted down a few of my ideas and started to write a patent for these new tools and I began to really think about how social media worked. It wasn't long before I realized that a crypto economy would be perfect for rewarding content creators for their considerable efforts. It only seemed fair. I later realized that an undefined industry existed between users and content creators and also between companies and influencers negotiating with each other for postings in feeds, so it also made sense to create a marketplace inside the new ecosystem where anyone who wants to negotiate for postings can without going to a third party outside the app. And of course, this new marketplace would transact using the new crypto economy. I was fortunate enough to engage an award-winning app development team and we eventually built an alpha version. And that's what brought us to startengine opening this opportunity up to crowdfunders. And that's our story. come join the movement and help us change the face of social media.

Spintura Interface

For those of you who think that a cool new user interface isn't important, one question, when was the last time you posted on myspace? Spintura

Spintura Rewards

Finally, crypto rewards for creating quality content, posting, receiving likes. the way it should be. Spintura.

Spintura Benefits

Social media rewards, new patent pending tools, direct marketplace for promoting on feeds, and what do you get? A reward driven user empowered social network, spintura.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Real Agreement for Tokens and Equity

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Stock (the "Securities") together with the tokens representing SPINS tokens, representing the right to use the Spintura Network (the "Tokens") in a Regulation Crowdfunding offering (the "Offering"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act. An offering statement covering the Offering has been filed on the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C")

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m.

PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities.

(a) Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") [a] from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) Special Provisions for cryptocurrency payments. Notwithstanding Section 4(a), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and the Securities and the Tokens will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities and the Tokens) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

e) THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, UNDERSIGNED ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or any Tokens, or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities and the Tokens solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities and the Tokens have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities and the Tokens are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities and the Tokens, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities and Tokens become freely transferable, a secondary market in the Securities or Tokens may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities and Tokens for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or Tokens or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

g) Tokens.

i. The undersigned hereby has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its purchase of the Tokens and is able to bear the risks thereof. The undersigned understands that the Tokens involve risks, all of which the undersigned fully and completely assumes, including, but not limited to, the risk that (i) the technology associated with the Network will not function as intended; (ii) the Network may never be developed and Network Launch will not be completed; (iii) the Network will fail to attract sufficient interest from key stakeholders; (iv) the Tokens may never be created; and (v) the Company and/or the Network may be subject to investigation and punitive actions from Governmental Authorities.

The undersigned understands and expressly accepts that the Tokens may never be created and if such Tokens are created, such Tokens will be created and delivered to the undersigned at the sole risk of the undersigned on an "AS IS" and "UNDER DEVELOPMENT" basis. The undersigned understands and expressly accepts that the undersigned has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERSIGNED ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

ii. The undersigned understands that undersigned bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the undersigned. To the extent permitted by law, the undersigned agrees to indemnify, defend and hold the Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the undersigned pursuant to the Form C) associated with or arising from the undersigned's receipt of Tokens hereunder, or the use or ownership of Tokens.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**%%ADDRESS_OF_ISSUER%%** **E-mail: %%ISSUER_EMAIL%%** **Attention: %%ISSUER_TITLE%%**
with a copy to:	**Attention: %%LEGAL_NAME%%** **E-mail: %%LEGAL_EMAIL%%**
If to the Purchaser:	**%%VESTING_AS%%** **E-mail: %%VESTING_AS_EMAIL%%** **Attention: %%INVESTOR_TITLE%%**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%_____ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____ Legal Name of Entity By_____%%INVESTOR_SIGNATURES%%_____ Name: %%VESTING_AS%% %%VESTING_AS_EMAIL%%   Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By_____%%ISSUER_SIGNATURE%%_____ Name: %%NAME_OF_ISSUER%% Title: %%ISSUER_TITLE%%

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.